

October 28, 2011

Via E-mail
Mr. Armando Anido
President and CEO
Auxilium Pharmaceuticals, Inc.
40 Valley Stream Parkway
Malvern, PA 19355

> **Re:** **Auxilium Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Form 10-Q for the Quarterly Period ended June 30, 2011**
> **Filed August 2, 2011**
> **File No. 0-50855**

Dear Mr. Anido:

We have reviewed your September 22, 2011 response to our September 8, 2011 letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarter ended June 30, 2011

Summary of Significant Accounting Policies

1. We acknowledge your response and proposed disclosure to our comment three. Please clarify whether or not you receive consideration besides the royalty for supplying Xiaflex to Pfizer. If so, disclose the nature of the consideration and your accounting policy.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant